O-30072

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E.
8/31/02

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2002

Derek Resources Corporation
(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________

CDNX - DRS
OTC BB - DRKRF
August 23, 2002 **Form 20-F File No.: 0-30072**

Update

(Vancouver, B.C., August 23, 2002) – Derek Resources Corporation has agreed to complete private placements for 3.71 million units at a price of $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant exercisable at a price of $0.15 for a period of two years. The company has already received subscription agreements and payment for nearly the entire financing. A 7.0% finder's fee in units of the placement will be paid on approximately 200,000 units of the private placements. Proceeds will be used for operational and administrative costs related to the company's LAK Ranch Steam Assisted Gravity Drainage ("SAGD") Project located near the town of Newcastle, Wyoming.

The company has also reached agreement in principle with creditors to extinguish $1,795,486 in debt in exchange for shares at price of $0.10 per share, subject to regulatory approval and the completion of documentation. The extinguishment of this debt is an important step forward as the company works to complete a pilot test of its LAK Ranch SAGD Plant.

The company continues to work on various corporate and project related matters. The company is currently in discussions with several potential working interest partners and financiers. The company is working to secure its financial position so that future steaming operations may proceed without interruption. The company has also undertaken several cost saving measures at its Wyoming plant site and at its head office in order to lower costs and optimize operations.

DEREK RESOURCES CORPORATION

"Barry Ehrl" "Frank Hallam"

Barry C.J. Ehrl, Director Frank Hallam, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com
Investor Relations e-mail: invest@derekresources.com

CDNX - DRS
OTC BB - DRKRF
Form 20-F File No.: 0-30072

August 27, 2002

Amendment to Private Placement

(Vancouver, B.C., August 27, 2002) – Derek Resources Corporation has agreed to amend its private placements for 3.71 million units at a price of $0.10 per unit announced on August 23, 2002. The amendment increases the total number of units to 3.92 million units with all other terms of the previously-announced placement remaining the same.

DEREK RESOURCES CORPORATION

"Barry Ehrl"	"Frank Hallam"
Barry C.J. Ehrl, Director	Frank Hallam, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com
Investor Relations e-mail: invest@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits resource companies, in their filings with the SEC, to disclose only those oil and gas deposits that a company can economically and legally extract or produce. We may use certain terms and calculations of oil and gas reserves on this news release, such as calculations of "resources" and "reserves" that the SEC guidelines prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1730, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this form from the SEC by calling 1-800-732-0330.

DEREK RESOURCES CORPORATION ("DRS")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: August 30, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced August 23 and August 27, 2002:

Number of Shares:	3,917,500 shares
Purchase Price:	$0.10 per share
Warrants:	3,917,500 non-transferable share purchase warrants to purchase 3,917,500 shares
Warrant Exercise Price:	$0.15 for two years
Number of Placees:	8 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
CURB, Inc.	N	3,000,000

Finder's Fee: Peter Hall 14,000 units under the same terms as the private placement

The Company must issue a news release if the private placement does not close promptly.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK RESOURCES CORPORATION

By: ______________________________
Frank Hallam
Chief Financial Officer & Director

Date: September 3, 2002